Director Resolutions dated Feb. 11, 1999 regarding adoption of Sirrom Capital Corporation Stock Option Plans.


                                                                    EXHIBIT 4.N

     WHEREAS, the merger agreement among this Corporation, Sirrom Capital Corporation and FINOVA Newco Inc. dated January 6, 1999 (the "Merger Agreement") requires this Corporation to reissue stock options to Sirrom's employees on the same terms as exist immediately before the closing of that merger, adjusted for the exchange ratio; and

     WHEREAS, to issue those options as noted above, FINOVA will adopt Sirrom's three existing stock option plans, together with those changes to those Plans noted below.

     NOW, THEREFORE, BE IT RESOLVED that upon consummation of the merger contemplated by the Merger Agreement (the "Merger"), this Corporation adopts the following stock option plans, which will be renamed with the name appearing next to the name of the original plan:

Original Plan:                             New Name:
-------------                              --------

Sirrom Capital Corporation Amended and     The FINOVA Group Inc./Sirrom
  Restated 1994 Stock Option Plan            1994 Stock Option Plan

Sirrom Capital Corporation Amended and     The FINOVA Group Inc./Sirrom 1995
  Restated Stock Option Plan for Non-        Directors' Stock Option Plan
  Employee Directors

Sirrom Capital Corporation Amended and     The FINOVA Group Inc./Sirrom
  Restated 1996 Incentive Stock Option       1996 Stock Option Plan
  Plan

     RESOLVED FURTHER, that from and after the effective date of the Merger, each of those plans is amended as follows:

     1.   The term "Board" means this Board.

     2. The term "Committee" means the Human Resources Committee of The FINOVA Group Inc. Board of Directors or any other committee designated by this Board to administer that plan.

     3.   The term "Company" means the FINOVA Group Inc.


     4. The term "Current Market Value" or comparable terms will be determined with reference to the price of this Corporation's stock as quoted on the New York Stock Exchange, rather than NASDAQ, so long as the stock is quoted on the NYSE.

     5. The term "Stock" or "shares" means the common stock of The FINOVA Group Inc., as it may be adjusted from time to time.

     6. The plans shall be governed by the laws of the State of Delaware, without regard to that state's conflict of laws principles.

     7. Any restrictions in those plans requiring compliance with the Investment Company Act of 1940 will cease to the extent those restrictions no longer govern the activities of this Corporation.

     FURTHER RESOLVED, that the officers of this Corporation and any one or more of them are authorized to make such further changes, additions and deletions to the plans as they deem necessary or appropriate to further carry out the implementation of the plans by this Corporation.

     FURTHER RESOLVED, that those officers are authorized to undertake all actions necessary to adopt and perform their and this Corporation's obligations under those plans and the Merger Agreement, including without limitation obtaining any required or appropriate governmental or shareowner approvals or consents, making any filings, registrations, listings, or other declarations which they deem necessary or appropriate, and executing, delivering and performing any agreements, grants, instruments, payments and other documents in connection with those plans.